August 6, 2015

Via EDGAR

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Attention: Jonathan E. Gottlieb

Re:	Consumer Portfolio Services, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed July 27, 2015
File No. 333-204492

Ladies and gentlemen

We have filed an amendment number two (the “Amendment”) to the registration statement identified above (the “Registration Statement”).   The Amendment updates the Registration Statement to include reports filed under the 1934 Act after our June 26, 2015 filing of amendment number one to the Registration Statement.

We believe the Amendment is responsive each of the comments furnished to us by the Division of Corporation Finance by letter dated July 7, 2015 (the “Comment Letter”).

We review below our responses to those comments, in each case after reproducing the comments for ease of reference.

1.	We note that in the penultimate paragraph of the opinion, counsel states that the opinion is limited to the laws of the State of California and that he is expressing “no opinion as to the effect of the laws of any other jurisdiction.” Since the legal opinion, other than with respect to equity securities, is given under the “applicable state law governing” the warrants, the rights, the stock purchase contracts, the depositary shares and the units, respectively, please have counsel either qualify the state law governing these instruments, or otherwise remove the limitation regarding California law.

The Amendment includes as an exhibit a revised opinion of counsel, Exhibit 5.2, with respect to the securities other than debt securities. (Validity of the debt securities is addressed in the opinion of counsel previously filed as Exhibit 5.1.)

The revised exhibit 5.2 opinion now explicitly assumes that the warrants, rights, stock purchase contracts, depositary shares and units are governed by the internal laws of the state of California. That assumption appears as the paragraph numbered (10) in the opinion. We believe that assumption to be reasonable because the registrant is organized under California law.

2.	We note that the consent of your auditor filed pursuant to the requirements of Item 601(b)(23) of Regulation S-K is dated May 27, 2015. Since at the time of the effectiveness of the registration statement, the auditor’s consent will be older than 30 days, please file an updated consent. In this regard, please also refer to Section 4810.03(c) of the Division of Corporation Finance Financial Reporting Manual.

The Amendment includes an updated consent of our auditor, dated July 27, 2015.

* * * *

With those changes made, we believe each issue raised in the Comment Letter is properly addressed in the amended Registration Statement. We confirm that we understand that the registrant and its management are responsible for the accuracy and adequacy of the disclosures included in the Registration Statement.

We plan to request acceleration of the effectiveness of the Registration Statement as soon as such a request can reasonably be accommodated. In that regard, we acknowledge that

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)	the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Mark Creatura

for

Consumer Portfolio Services, Inc.

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